[ANDREWS KURTH LETTERHEAD]

October 25, 2006

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E., Mail Stop 3561

Washington, D.C. 20549

Attention: Sara D. Kalin

Re:	First Horizon Asset Securities Inc. Amendment No. 2 to Registration Statement on Form S-3 Filed October 12, 2006 File No. 333-137018

Dear Ms. Kalin:

On behalf of First Horizon Asset Securities Inc. (the “Registrant”) we submit this supplemental response letter to the staff’s comment letter dated October 17, 2006 addressed to the Registrant.

Our responses to the staff’s comments in the October 17, 2006 comment letter are set forth below. To facilitate your review, each comment of the staff has been set forth below in italics and is followed by our response.

Form S-3

General

1.

While we note your response to prior comment 5, it appears that your filing may still include terminology that is not consistent with Regulation AB. For example, we note that the “managed amortization period” described in your second prospectus supplement appears to be a revolving period. Please either revise to use the terminology set forth in Regulation AB or advise. Additionally, if the managed amortization period is a revolving period, expand your filing to provide the disclosure required by Items 1103(a)(5) and 1111(g) of Regulation AB.

Securities and Exchange Commission

October 25, 2006

The term “managed amortization period” is intended to mean a “revolving period”. The Registrant will globally revise all references thereto in the related form of prospectus supplement. The Registrant will also revise the related prospectus supplement to include the disclosures required by Items 1103(a)(5) and 1111(g) of Regulation AB, to the extent not already included therein.

Second Prospectus Supplement

Summary, page S-6

2.

We note your response to prior comment 6 and reissue the comment, in part. Provide us with a thorough explanation of why the provisions of Regulation AB would allow the owner of the transferor interest to remove a portion of the mortgage loans from the issuing entity. Additionally, while your response indicates that the provision is intended as a mechanism to allow the owner of the transferor interest to realize upon it equity in the trust, we note that other provisions appear to accomplish the same goal. For example, all interest and principal payments in excess of a certain amount are paid to the owner of the transferor interest. Clarify why the purchase provision is necessary to allow the owner of the transferor interest to realize upon its equity in the trust. Furthermore, we note that the amount of the mortgage loans removed will not exceed the amount of the transferor interest. However, your definition of transferor interest seems to suggest that overcollateralization and excess interest amounts that might otherwise be available as credit enhancement, could be lost in the course of a mortgage loan purchase by the owner of the transferor interest. Please revise to clarify. Alternatively, you may remove this provision from your filing.

The Registrant understands the “discrete pool” requirement contained in the definition of “Asset-Backed Security” under Item 1101(c) of Regulation AB to preclude additions of assets to a discrete asset pool unless one of the three exceptions set forth in Item 1101(c)(3) applies. The provision in question permits (but does not obligate) the owner of the transferor interest to remove randomly-selected mortgage loans from the mortgage pool upon the satisfaction of certain conditions, provided that the aggregate principal balance of the mortgage loans so removed may not exceed the amount of the transferor interest. Therefore, the Registration does not believe that this provision is inconsistent with the “discrete pool” requirement contained in the definition of “Asset-Backed Security”. The Registrant also notes that Item 1103(a)(6) requires disclosure of the circumstances under which pool assets can be added, removed or substituted. In addition, the Registrant notes that Item 1111(g)(6) of Regulation AB requires disclosure of “if, when and how pool assets can be removed or substituted” and “any limitations on the amount, type or speed with which pool assets may be acquired, substituted or removed”. The Registrant is not aware of any provision in Regulation AB which would restrict the ability of a transaction party to remove, repurchase or substitute assets from an asset pool. This provision is not intended to be the exclusive mechanism by which the owner of the transferor interest may realize its equity interest in the trust, it is merely one of the

Securities and Exchange Commission

October 25, 2006

available methods. The Registrant acknowledges that any such removal would reduce the amount of overcollateralization and excess interest that might otherwise be available as credit enhancement for a transaction and the Registrant will add appropriate disclosure under “Risk Factors – Excess interest from the mortgage loans may not provide adequate credit enhancement” in the related form of prospectus supplement.

3.

As a follow-up to the comment above, please remove the provision allowing the master servicer to purchase mortgage loans that it selects “in its sole discretion” or provide us with a more thorough analysis of why this provision is consistent with Regulation AB. In your explanation, ensure that you clearly describe the purpose of this provision.

The purpose of this particular provision is to deliberately cause the issuing entity to fail one of the tests for off-balance sheet treatment under Financial Accounting Standard 140 promulgated by FASB so that the assets of the issuing entity will be included on the balance sheet of the seller for financial accounting purposes. Similar to the response to the previous comment, the Registrant is not aware of any provision in Regulation AB which would restrict the ability of a transaction party to repurchase assets from an asset pool in a manner such as this, so long as it is adequately disclosed to the investor.

* * * *

We respectfully submit the foregoing for your consideration in response to your comment letter dated October 17, 2006. If you find the foregoing responses acceptable, the Registrant will prepare and file an amendment which incorporates the indicated revisions. If you have any further questions concerning this filing, please contact me at (214) 659-4549.

Sincerely,

/s/ Mark W. Harris

Mark W. Harris

cc	Clyde A. Billings
Alfred Chang
John Arnholz
David Barbour
Mark Windley